UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2011
Commission Filing Number: 001-33398
Simcere Pharmaceutical Group
(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,
Xuan Wu District, Nanjing
Jiangsu Province 210042
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIMCERE PHARMACEUTICAL GROUP
FORM 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group
By:	/s/ Yushan Wan
Name:	Yushan Wan
Title:	Acting Chief Financial Officer

DATE: February 14, 2011

Exhibit 99.1
Simcere Pharmaceutical Group Appoints Industry Veteran Mr. Hong Zhao as Executive Vice President of Sales and Marketing
NANJING, China, Feb. 11, 2011 /PRNewswire-Asia/ — Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China, today announced the appointment of Mr. Hong Zhao, a highly regarded executive in the Chinese pharmaceutical industry, as its executive vice president of sales and marketing, effective February 12, 2011.
“Mr. Zhao is highly respected in the Chinese pharmaceutical industry,” said Mr. Jinsheng Ren, Chairman and Chief Executive Officer of Simcere. “Mr. Zhao has nearly 20 years’ experience in the pharmaceutical industry with a proven track record of leadership and performance. We warmly welcome Mr. Zhao who will help strengthen our leadership team and better position our business for sustainable growth.”
Mr. Zhao commented, “I am delighted to be joining Simcere, an energetic and promising company that I have long admired for its value and vision. I am looking forward to working with such an innovative team to enhance the competitiveness of Simcere and help make a difference to the healthcare industry in China.”
Mr. Hong Zhao joined the industry in 1992. He started as a pharmaceutical sales representative and took on positions of increasing responsibilities in sales & marketing with Xian Janssen and Novartis China. He most recently held the position of Senior Vice President of Novartis Greater China and General Manager of Novartis Shanghai. Mr. Zhao received an EMBA degree from China Europe International Business School (CEIBS), and a bachelor’s degree in Medicine from Nanjing Medical University.
About Simcere Pharmaceutical Group
Simcere Pharmaceutical Group (NYSE:SCR, Simcere) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China. In recent years, Simcere has been focusing its strategy on the development of innovative pharmaceuticals and first-to-market generics. The Company has introduced an innovative anti-cancer medication Endu, first-to-market generics such as Bicun and Anxin, and a first-to-market medication Sinofuan. Simcere manufactures and sells drugs in the oncological, cardiovascular, anti-inflammatory and anti-infection therapeutical areas. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence or mortality rates and for which there is a clear demand for more effective pharmacotherapy including cancer and cardiovascular, cerebrovascular, inflammatory and infectious diseases. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.
Investor and Media Contacts:
Email: ir@simcere.com
In Nanjing:
Yehong Zhang
President
Simcere Pharmaceutical Group
Tel: 86-25-8556-6666 ext 8811
In the United States:
Kate Tellier
Brunswick Group
Tel: 1-212-333-3810
In Beijing:
Ruirui Jiang
Brunswick Group
Tel: 86-10-5960-8600
In Hong Kong:
Joseph Lo Chi-Lun
Brunswick Group
Tel: 852-3512-5000

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